Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS THIRD QUARTER 2005 FINANCIAL RESULTS

Dublin, Ireland, October 27, 2005 -- Elan Corporation, plc today announced its third quarter 2005 financial results.

Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “Our disciplined execution continued in the third quarter. On Tysabri, we completed the patient safety evaluation in both MS and CD/RA. In addition, for MS we submitted an sBLA to the FDA and a similar data package to the EMEA and we look forward to working with the regulatory agencies during the review process. In Alzheimer’s, we advanced our immunotherapeutic approach. Our humanized monoclonal antibody program continues to progress and is currently in Phase II. Our second program, an active immunization conjugate, has entered Phase I clinical trials this quarter. These accomplishments, along with progress in our core businesses, continue to reinforce our commitment to moving toward profitability and building shareholder value. We remain dedicated to meeting unmet medical needs of patients. This continues to define us as a company and as individuals.”

Commenting on Elan’s third quarter financial results, Shane Cooke, executive vice president and chief financial officer, said, “The loss for the quarter was reduced by 38% over 2004 to $67.1 million, principally because of the inclusion of litigation settlement costs and product disposals in 2004. We are pleased that the core business, excluding Tysabri, continued to perform strongly with product revenues up over 40% over last year despite some disruption to the supply of Maxipime.

Mr Cooke added, “We continue to aggressively manage our cost base while not compromising revenue growth or our ability to re-launch Tysabri, and are optimistic that the business, excluding Tysabri, is on track to achieve our target of breakeven, on an EBITDA basis, by the end of the year.”

Elan Third Quarter 2005 Financial Results

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended September 30			Nine Months Ended September 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m
		Revenue (See page 6)
85.7	118.4	Product revenue	302.0	325.4
15.4	10.2	Contract revenue	55.8	24.5
101.1	128.6	Total revenue	357.8	349.9

		Operating Expenses (See page 10)
39.8	45.6	Cost of goods sold	122.3	146.9
55.5	60.3	Research and development	185.9	180.5
77.8	81.0	Selling, general and administrative	232.8	276.4
(5.6)	(23.3)	Net gain on divestment of businesses	(42.4)	(88.4)
55.5	3.2	Other significant charges	63.3	2.3
223.0	166.8	Total operating expenses	561.9	517.7
(121.9)	(38.2)	Operating loss	(204.1)	(167.8)

		Net Interest and Investment Gains and Losses (See page 11)
24.6	28.7	Net interest expense	73.7	99.4
(2.2)	(1.0)	Net investment gains	(59.0)	(14.9)
0.3	0.7	Impairment of investments	44.6	20.8
—	—	Loss on EPIL II guarantee	47.1	—
—	—	Net charge on debt retirement	—	52.2
22.7	28.4	Net interest and investment gains and losses	106.4	157.5

(144.6)	(66.6)	Net loss from continuing operations before tax	(310.5)	(325.3)
(6.9)	0.7	Provision for/(benefit from) income taxes	(5.1)	0.6
(137.7)	(67.3)	Net loss from continuing operations	(305.4)	(325.9)
29.9	0.2	Net income from discontinued operations (see Appendix I)	17.8	0.6
(107.8)	(67.1)	Net loss	(287.6)	(325.3)

$(0.28)	$(0.16)	Basic and diluted net loss per ordinary share	$(0.74)	$(0.80)
391.1	425.5	Weighted average number of ordinary shares outstanding (in millions)	389.1	409.0
391.8	426.6	Number of shares outstanding at September 30 (in millions)	391.8	426.6

Elan Third Quarter 2005 Financial Results

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m

(137.7)	(67.3)	Net loss from continuing operations	(305.4)	(325.9)
24.6	28.7	Net interest expense	73.7	99.4
(6.9)	0.7	Provision for/(benefit from) income taxes	(5.1)	0.6
29.8	30.6	Depreciation and amortization	93.3	95.8
(14.5)	(17.9)	Amortized fees	(39.9)	(42.8)
—	3.5	Revenue received and deferred	7.0	4.2
(104.7)	(21.7)	EBITDA	(176.4)	(168.7)

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m
(104.7)	(21.7)	EBITDA	(176.4)	(168.7)
(5.6)	(23.3)	Net gain on divestment of businesses	(42.4)	(88.4)
55.5	3.2	Other significant charges	63.3	2.3
—	—	Loss on EPIL II guarantee	47.1	—
(1.9)	(0.3)	Net investment gains and losses	(14.4)	5.9
—	—	Net charge on debt retirement	—	52.2
(56.7)	(42.1)	Adjusted EBITDA	(122.8)	(196.7)

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus net gains or losses on divestment of businesses, other significant charges, loss on EPIL II guarantee, net investment gains and losses and net charge on debt retirement. Neither EBITDA nor Adjusted EBITDA are presented as alternative measures of operating results, cash flow from operations or net loss from continuing operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled “Non-GAAP Financial Information Reconciliation Schedule.”

Elan Third Quarter 2005 Financial Results

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2004 US$m	June 30 2005 US$m	September 30 2005 US$m
Assets
Current Assets
Cash and cash equivalents	1,347.6	1,158.1	1,130.7
Restricted cash	164.3	—	—
Marketable investment securities	65.5	18.0	14.2
Prepaid and other current assets	152.5	163.8	118.5
Total current assets	1,729.9	1,339.9	1,263.4

Non-Current Assets
Property, plant and equipment, net	346.2	358.0	355.6
Intangible assets, net	764.0	720.3	698.9
Marketable investment securities	39.0	21.2	18.6
Restricted cash	28.4	24.6	24.7
Other assets	68.4	57.9	54.4
Total Assets	2,975.9	2,521.9	2,415.6

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	361.5	270.9	244.8
Deferred income	110.4	86.0	71.6
EPIL III notes due March 2005	39.0	—	—
6.5% convertible guaranteed notes due 2008	460.0	254.0	254.0
7.25% senior notes due 2008	650.0	613.2	613.2
7.75% senior notes due 2011	850.0	850.0	850.0
Senior floating rate notes due 2011	300.0	300.0	300.0
Shareholders’ equity	205.0	147.8	82.0
Total Liabilities and Shareholders’ Equity	2,975.9	2,521.9	2,415.6

Movement in Shareholders’ Equity
Opening balance		91.1	147.8
Net loss for the period		(142.6)	(67.1)
Change in unrealized gain on investment securities		(6.0)	(2.0)
Issuance of share capital		206.3	3.8
Other		(1.0)	(0.5)
Closing balance		147.8	82.0

Elan Third Quarter 2005 Financial Results

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended September 30			Nine Months Ended September 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m

(175.7)	(30.5)	Cash flows from operating activities	(259.7)	(168.6)
(24.6)	(28.2)	Movement on debt interest and tax	(79.3)	(111.6)
123.5	(12.4)	Working capital movement[1]	101.4	(104.7)
(13.1)	(7.4)	Net purchases of tangible and intangible assets	(23.7)	(42.3)
42.5	5.0	Net proceeds from sale of investments	229.8	59.0
40.0	43.6	Net proceeds from business divestments	270.4	93.8
10.6	2.5	Cash flows from financing activities	25.7	(71.6)
0.2	—	Release of restricted cash	20.3	168.1
—	—	Repayment of EPIL III notes	—	(39.0)
—	—	Cash payment under EPIL II guarantee	(391.8)	—
3.4	(27.4)	Net cash movement	(106.9)	(216.9)
667.9	1,158.1	Beginning cash balance	778.2	1,347.6
671.3	1,130.7	Cash and cash equivalents at end of period	671.3	1,130.7

1 For nine months ended September 30, 2005, working capital movement includes $40.0 million cash payment for the settlement of the 2002 class action.

Elan Third Quarter 2005 Financial Results

The analysis below is based on the revenues and costs from continuing operations presented in accordance with U.S. GAAP.

Net Loss and Adjusted EBITDA

The net loss for the third quarter of 2005 amounted to $67.1 million, a decrease of 38% over the $107.8 million reported in the same quarter of 2004, principally due to strong growth in product revenue from our core business, a net gain on divestment of businesses, and costs of $55.0 million related to the settlements of the shareholder class action lawsuit and the United States Securities and Exchange Commission (SEC) investigation which were incurred in the third quarter of 2004, offset by increased operating expenses related to Tysabri™.

Negative Adjusted EBITDA was $42.1 million in the third quarter of 2005, compared to $56.7 million in the third quarter of 2004, and included negative Adjusted EBITDA of $36.7 million related to Tysabri (2004: $31.9 million). Adjusted EBITDA for the rest of the business, excluding costs related to Tysabri, is targeted to get to breakeven by the end of 2005 and was negative $5.4 million in the third quarter of 2005 (2004: $24.8 million). A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled “Unaudited Non-GAAP Financial Information – EBITDA” included on page 3.

Revenue

Total revenue increased 27% to $128.6 million in the third quarter of 2005 from $101.1 million in the third quarter of 2004, principally due to an increase in product revenue from the core business, offset by reduced revenue from divested products and contract revenue. Revenue is analyzed below between product revenue generated from the core business, revenue arising from products that have been divested and contract revenue.

Elan Third Quarter 2005 Financial Results

Three Months Ended September 30			Nine Months Ended September 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m

		Revenue from Marketed Products
33.0	33.8	Maxipime™	87.7	93.5
12.5	17.0	Azactam™	35.3	40.2
—	(0.2)	Tysabri	—	11.4
—	1.5	Prialt™	—	4.3
45.5	52.1	Total Revenue from Marketed Products	123.0	149.4

29.0	57.8	Manufacturing Revenue and Royalties (see page 9)	90.6	148.8

8.5	8.5	Amortized Revenue – Adalat™/Avinza™	25.5	25.5
83.0	118.4	Total Product Revenue from Core Business	239.1	323.7

		Revenue from Divested Products
—	—	European business	10.5	—
—	—	Zonegran	41.2	—
2.7	—	Other	11.2	1.7
2.7	—	Total Revenue from Divested Products	62.9	1.7

85.7	118.4	Total Product Revenue	302.0	325.4

		Contract Revenue
5.0	7.0	Amortized fees	11.5	13.5
10.4	3.2	Research revenue and milestones	44.3	11.0
15.4	10.2	Total Contract Revenue	55.8	24.5

101.1	128.6	Total Revenue	357.8	349.9

Elan Third Quarter 2005 Financial Results

Product Revenue

Total product revenue for the third quarter of 2005 of $118.4 million increased 38% from $85.7 million recorded in the same quarter of 2004 due primarily to an increase in revenue from marketed products and an increase in manufacturing revenue and royalties.

Revenue from marketed products

Revenue from marketed products was $52.1 million in the third quarter of 2005, compared to $45.5 million recorded in the same period of 2004 due to increased sales of Maxipime and Azactam, and the sales of Prialt which was launched in 2005.

As previously reported, we have experienced third party supply shortages and disruptions with Maxipime during 2005. This has led to a significant decline in inventories that are held by our wholesale customers and hospitals and, consequently, on our ability to meet demand. As a result of the inventory shortages, Maxipime prescription volume demand for July and August of 2005 decreased by 5%, compared to the same period in 2004. Revenue for the third quarter of 2005 increased by 2% from $33.0 million in the third quarter of 2004 to $33.8 million. The supply situation improved during the third quarter and we expect to be able to meet demand and wholesaler inventory requirements during the fourth quarter of 2005. We will continue to actively manage the supply of Maxipime which is manufactured by a third party.

Azactam prescription volume demand for July and August of 2005 increased by 4%, compared to the same period of 2004, while revenue for the quarter increased from $12.5 million to $17.0 million, or 36%. Changing wholesaler inventory levels primarily explains the difference between Azactam prescription growth rate and revenue growth in the third quarter of 2005. Azactam lost patent exclusivity in October 2005 and we anticipate generic competition will have an impact on sales of Azactam from the end of the year.

Prialt, a new treatment for severe chronic pain, was approved in the U.S. in December 2004. Revenue from Prialt for the third quarter of 2005 was $1.5 million, down from $1.8 million reported in the second quarter of 2005, due to increased demand offset by reduced wholesaler inventories.

Elan Third Quarter 2005 Financial Results

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology business comprises revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate Elan’s technologies.

Manufacturing revenue and royalties was $57.8 million in the third quarter of 2005, an increase of 99% over the $29.0 million recorded in the third quarter of 2004. This primarily reflects increased sales by third parties of products that incorporate Elan’s technologies, principally TricorTM, and increased manufacturing activity for third parties.

Manufacturing revenue and royalties can be further analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m
—	11.1	Tricor	—	30.1
6.9	10.6	VerelanTM	19.1	26.9
3.5	6.5	Skelaxin™	9.5	14.7
3.2	5.3	Ritalin™	8.3	11.1
2.8	4.2	Avinza™	10.8	9.1
4.0	3.7	Diltiazem™	15.2	12.8
—	3.4	Zanaflex™	—	8.8
8.6	13.0	Other	27.7	35.3
29.0	57.8	Total	90.6	148.8

No product accounted for more than 10% of total manufacturing revenue and royalties in the third quarter of 2005 or 2004, except as noted above. Of the total of $57.8 million in manufacturing revenue and royalties in the third quarter of 2005, 35% (2004: 15%) consisted of royalties received on products that are not manufactured by Elan.

Amortized revenue

The results for the third quarter of 2005 and 2004 include $8.5 million of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC and the restructuring of Elan’s Avinza license agreement with Ligand Pharmaceuticals, Inc, which occurred in 2002. The remaining unamortized revenue on these products of $43.7 million, which is included in deferred income, will be recognized as revenue through June 2007 (generic Adalat CC), and November 2006 (Avinza), reflecting Elan’s ongoing involvement in the manufacturing of these products.

Elan Third Quarter 2005 Financial Results

Contract Revenue

Contract revenue in the third quarter of 2005 was $10.2 million, a decrease of 34% from the $15.4 million recorded in the third quarter of 2004, principally due to a reduction in research revenue and milestones arising from research and development activities performed by Elan on behalf of third parties. The reduction resulted from, among other things, the timing of milestone receipts, the completion of transitional research and development activities related to certain divested products and the suspension of activity related to Sonata™.

Gross Profit

The gross profit margin on product revenue was 61% in the third quarter of 2005, compared to 54% in the same period of 2004. The increase was due principally to the change in the mix of sales and cost management.

Operating Expenses

Research and development (R&D) expenses were $60.3 million in the third quarter of 2005, compared to $55.5 million in the same period of 2004 and $64.3 million in the second quarter of 2005. The increase in the third quarter of 2005 from the same quarter of 2004 is due to costs related to the Tysabri safety evaluation study and the ongoing enrollment of patients in Phase II clinical trials with a humanized monoclonal antibody, AAB-001, for Alzheimer’s disease. Included in R&D expenses is $19.4 million related to Tysabri (2004: $18.1 million).

Selling, general and administrative (SG&A) expenses increased 4% to $81.0 million in the third quarter of 2005 from $77.8 million in the same quarter of 2004 and decreased 11% from $91.4 million in the second quarter of 2005 and can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m
48.1	45.9	Rest of business	159.2	152.5
13.8	16.7	Tysabri	22.3	64.9
15.9	18.4	Depreciation and amortization (principally Maxipime and Azactam)	51.3	59.0
77.8	81.0	Total	232.8	276.4

Elan Third Quarter 2005 Financial Results

Rest of business SG&A expenses, excluding amortization, decreased by 5% from $48.1 million in the third quarter of 2004 to $45.9 million in the third quarter of 2005. The SG&A expenses related to Tysabri, excluding amortization, were $16.7 million in the third quarter of 2005, compared to $13.8 million in the third quarter of 2004 and $17.9 million in the second quarter of 2005.

Net Gain on Divestment of Businesses

The net gain on divestment of businesses in the third quarter of 2005 was $23.3 million, compared to a net gain of $5.6 million in the same period of 2004. Included in the net gain in the third quarter of 2005 is $23.0 million of contingent consideration related to the divestment of Zonegran (zonisamide) to Eisai Co. Ltd (Eisai). In addition, Elan expects to receive additional consideration of $25.0 million from Eisai if generic zonisamide is not introduced into the U.S. market before January 1, 2006.

Other Significant Charges

Other significant charges were $3.2 million (mainly severance costs) in the third quarter of 2005, compared to $55.5 million incurred in the same period of 2004. The $55.5 million incurred in the third quarter of 2004 primarily consisted of costs to settle the shareholder class action and the SEC investigation.

Net Interest and Investment Gains and Losses

Net interest and investment gains and losses amounted to a net charge of $28.4 million for the third quarter of 2005, compared to a net charge of $22.7 million for the same period of 2004. The increase is primarily a result of the issuance of $1.15 billion in senior fixed and floating notes in November 2004, partially offset by the repayment of the EPIL III notes, the retirement of $242.8 million of our 2008 debt in the second quarter of 2005, and by interest income earned on higher average cash balances.

EBITDA

Negative Adjusted EBITDA for the third quarter of 2005 amounted to $42.1 million, compared to a negative Adjusted EBITDA of $56.7 million in the same period of 2004. The improvement is due to increased product revenue and operating margins from the core business, partially offset by increased costs associated with Tysabri.

Elan Third Quarter 2005 Financial Results

Negative Adjusted EBITDA, excluding Tysabri, was $5.4 million in the third quarter of 2005 compared to $20.5 million in the second quarter of 2005. The second quarter of 2005 included $8.0 million of litigation settlement costs. The improvement in negative Adjusted EBITDA, excluding Tysabri, is principally a result of continued growth in product revenue from the core business and the impact of the cost containment initiatives announced in April 2005. Negative Adjusted EBITDA for Tysabri was $36.7 million in the third quarter of 2005, compared to $38.2 million in the second quarter of 2005.

A reconciliation of negative EBITDA and Adjusted EBITDA to net loss from continuing operations, as reported under U.S. GAAP, is presented in the tables titled, “Non-GAAP Financial Information Reconciliation Schedule,” included on page 3.

Research & Development

Tysabri (Natalizumab)

The comprehensive Tysabri safety evaluation for multiple sclerosis (MS), Crohn’s Disease (CD) and rheumatoid arthritis has been completed and the findings resulted in no new confirmed cases of progressive multifocal leukoencephalopathy (PML). The companies have previously reported three confirmed cases of PML, two of which were fatal. On September 26, 2005, Elan and Biogen Idec announced the submission of a supplemental Biologics License Application (sBLA) for Tysabri to the U.S. Food and Drug Administration (FDA) for the treatment of MS. The companies have requested Priority Review designation from the FDA. The sBLA includes final two-year data from the Phase III AFFIRM monotherapy trial and SENTINEL add-on trial with AVONEX® (Interferon beta-1a) in MS, the integrated safety assessment of patients treated with TYSABRI in clinical trials, a revised label and a risk management plan. The companies have also submitted a similar data package to the European Medicines Agency. The process to restart clinical trials in MS is ongoing.

Alzheimer’s and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease (AD) and is also studying other neurodegenerative diseases, such as Parkinson’s disease.

Two of our compounds from the Alzheimer’s disease immunotherapy program, in collaboration with Wyeth, are currently progressing through clinical trials.

Elan Third Quarter 2005 Financial Results

ACC-001

Following the acceptance of the Investigational New Drug Application for ACC-001, our active A-beta immunotherapeutic conjugate, we entered a phase I clinical trial and initiated dosing of patients in the third quarter of 2005. This twelve month clinical trial is designed to study safety and pharmacokinetics in patients with mild to moderate Alzheimer’s disease.

AAB-001

The phase II clinical trials with our humanized monoclonal antibody, AAB-001, designed and engineered to remove the neurotoxic beta-amyloid peptide that accumulates in the brain of patients with AD, is advancing as planned. Dosing was initiated in the first half of 2005 and is scheduled to last eighteen months, with several planned interim analyses.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges and. For additional information about the company, please visit http://www.elan.com.

Elan Third Quarter 2005 Financial Results

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”,“intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether and when Elan will be able to resume marketing and developing Tysabri; even if Elan can resume marketing and developing Tysabri, the potential of Tysabri and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s current products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (including, in particular Maxipime); trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of any generic competition following the loss of patent exclusivity for Azactam in October 2005; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws; failure to comply with its payment obligations under Medicaid and other governmental programmes; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S., International and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Form 20-F for the fiscal year ended December 31, 2004,as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. Elan may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt, consider the sale of products, interests in subsidiaries, marketable investment securities or other assets, or take a combination of such actions or other steps to increase or manage its liquidity and capital resources. Any such actions or steps, including any sale of assets or repurchase of outstanding debt, could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investment and other business opportunities. In the event of any future acquisitions, capital expenditures, investment or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan Third Quarter 2005 Financial Results

Appendix I

In previous quarters and in accordance with SFAS No. 144, Elan recorded the results and gains or losses on the divestment of its discontinued operations including Elan Transdermal Technologies, Athena Diagnostics, Elan Diagnostics, a manufacturing business in Italy, the pain portfolio of products, Actiq™, the dermatology portfolio of products, Abelcet™ U.S. and Canada, Frova™, Myobloc™ and two products that were marketed in the United Kingdom and Ireland, within discontinued operations in the consolidated income statement. An analysis of the results of the discontinued operations is set out below.

Elan has also sold a number of other assets and businesses (principally the primary care franchise, the European sales and marketing business and Zonegran), which in accordance with SFAS No. 144, are not included in discontinued operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.

Three Months Ended September 30		Discontinued Operations (unaudited)	Nine Months Ended September 30
2004	2005		2004	2005
US$m	US$m		US$m	US$m
		Revenue
0.4	—	Product revenue	23.7	—
—	—	Contract revenue	5.0	—
0.4	—	Total revenue	28.7	—
		Operating Expenses
0.3	—	Cost of goods sold	13.4	—
(0.6)	0.1	Research and development	5.0	(0.4)
(2.6)	—	Selling, general and administrative	4.2	0.3
(26.5)	(0.3)	Net gain on divestment of businesses	(11.2)	(0.5)
(29.4)	(0.2)	Total operating expenses	11.4	(0.6)

29.8	0.2	Operating profit	17.3	0.6

0.1	—	Net investment gains	0.5	—

29.9	0.2	Net income from discontinued operations before tax	17.8	0.6
—	—	Provision for tax	—	—
29.9	0.2	Net income from discontinued operations	17.8	0.6

		Non–GAAP Financial Information
		EBITDA
29.9	0.2	Net income from discontinued operations	17.8	0.6
—	—	Depreciation and amortization included in operating profit	1.0	—
—	—	Amortized revenue included in total revenue	(4.6)	—
29.9	0.2	EBITDA	14.2	0.6

(26.5)	(0.3)	Net gain on divestment of businesses	(11.2)	(0.5)
(0.1)	—	Net investment gains	(0.5)	—
3.3	(0.1)	Adjusted EBITDA	2.5	0.1

Elan Third Quarter 2005 Financial Results

Appendix II

Three Months Ended September 30, 2005				Nine Months Ended September 30, 2005
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.2)	118.6	118.4	Product revenue[1]	11.4	314.0	325.4
5.6	4.6	10.2	Contract revenue	9.3	15.2	24.5
5.4	123.2	128.6	Total revenue	20.7	329.2	349.9

			Operating Expenses
0.4	45.2	45.6	Cost of goods sold[2]	25.2	121.7	146.9
17.2	63.8	81.0	Selling, general and administrative[3]	66.4	210.0	276.4
19.4	40.9	60.3	Research and development	56.3	124.2	180.5
—	(23.3)	(23.3)	Net gain on divestment of businesses	—	(88.4)	(88.4)
0.3	2.9	3.2	Other significant charges	0.3	2.0	2.3
37.3	129.5	166.8	Total operating expenses	148.2	369.5	517.7
(31.9)	(6.3)	(38.2)	Operating loss	(127.5)	(40.3)	(167.8)

0.5	30.1	30.6	Depreciation and amortization	1.5	94.3	95.8
(5.6)	(12.3)	(17.9)	Amortized fees	(9.3)	(33.5)	(42.8)
—	(23.3)	(23.3)	Net gain on divestment of businesses	—	(88.4)	(88.4)
—	3.5	3.5	Revenue received and deferred	—	4.2	4.2
0.3	2.9	3.2	Other significant charges	0.3	2.0	2.3
(36.7)	(5.4)	(42.1)	Adjusted EBITDA	(135.0)	(61.7)	(196.7)

1 Revenue from sales of Tysabri in the nine months ended September 30, 2005, is net of $15.0 million for sales returns related to the product recall.

2 Cost of sales for Tysabri in the nine months ended September 30, 2005, includes $14.0 million of inventory write-off related to the voluntary suspension of the marketing of Tysabri.

3 General and corporate costs have not been allocated to Tysabri.